UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
[ ]	Merger
[ ]	Liquidation
[X]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: KILICO Variable Annuity Separate Account – 3
3.	Securities and Exchange Commission File No.: 811-22161
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[ ] Initial Application [X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
1400 American Lane, Schaumburg, Illinois 60196
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Juanita M. Thomas, Esq. Senior Assistant General Counsel Kemper Investors Life Insurance Company 1114 Georgia Street Louisiana, MO 63353 (573) 754-4805	Mary Jane Wilson-Bilik, Esq. Partner Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, NW Washington, DC 20004-2415 (202) 383-0660
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Kemper Investors Life Insurance Company at:
(i)	its home office at 1400 American Lane, Schaumburg, IL 60196, 425-577-5100;
(ii)	3003-77th Ave, SE, Mercer Island, WA 98040, 206-232-8400;
(iii)	15375 SE 30th Place, Suite 310, Bellevue, WA 98007, 425-577-5100;
(iv)	IBM Business Transformation Outsourcing Insurance Service Corporation, 2000 Wade Hampton Boulevard, Greenville, SC 29615-1064, 800-449-0523; and
(v)	Synergy Investment Group, LLC, 8320 University Executive Park Drive, Suite 112, Charlotte, NC 28262, 704-333-7637.
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
[ ]	Management company;
[X]	Unit investment trust; or
[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[ ] Open-end [ ] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Illinois
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
None
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Synergy Investment Group, LLC 8320 University Executive Park Drive, Suite 112 Charlotte, NC 28262
13.	If the fund is a unit investment trust ("UIT") provide:
(a)	Depositor's name(s) and address(es):
Kemper Investors Life Insurance Company 1400 American Lane Schaumburg, IL 60196
(b)	Trustee's name(s) and address(es):
Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ] Yes [X] No
If Yes, for each UIT state: Name(s):
File No.: 811-_________ Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:  The UIT, KILICO Variable Annuity Separate Account – 3 (the “Separate Account”), does not have a board of directors.  On March 11, 2010, the board of directors of Kemper Investors Life Insurance Company (the depositor of the Separate Account) (the “Depositor”) passed a resolution determining that the Separate Account should be liquidated and terminated, and authorizing the chief executive officer, the chief operating officer, and the chief financial officer of the Depositor “to take any and all actions” necessary to deregister the Separate Account under the Investment Company Act of 1940, including causing a Form N-8F to be filed with the Securities and Exchange Commission.

The board of directors of the Depositor resolved to deregister the Separate Account because sales of the contracts supported by the Separate Account had been discontinued and there were no outstanding contracts.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  Shareholder approval is not required for a UIT.

The Separate Account has no contractowners and no outstanding contracts that allocate premiums and contract value to the Separate Account.  The contract registered on Form N-4 and offered out of the Separate Account (File No. 333-148489) was sold to only one (1) contractowner; that sale occurred on April 20, 2009.  That one (1) contract was surrendered on November 24, 2009.

Because the Depositor has decided to discontinue sales of the contract and has no plans to develop any other variable annuity contracts that would be supported by the Separate Account, and because there are currently no assets in the Separate Account or its subaccounts and all outstanding contracts have been surrendered, the Depositor has determined that it will not use the Separate Account as a funding medium to support reserves for future sales of any other variable annuity contract and that the Separate Account should be deregistered.

II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[ ] Yes [ ] No
(a)	If Yes, list the date(s) on which the fund made those distributions:
(b)	Were the distributions made on the basis of net assets?
[ ] Yes [ ] No
(c)	Were the distributions made pro rata based on share ownership?
[ ] Yes [ ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only: Were any distributions to shareholders made in kind?
[ ] Yes [ ] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities?
[ ] Yes [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund's shareholders?
[ ] Yes [ ] No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes [ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
[ ] Yes [ ] No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [ ] No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:
(ii)	Accounting expenses:
(iii)	Other expenses (list and identify separately):
(iv)	Total expenses (sum of lines (i)-(iii) above):
(b)	How were those expenses allocated?
(c)	Who paid those expenses?
(d)	How did the fund pay for unamortized expenses (if any)?
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ] Yes [ ] No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[ ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ] Yes [X] No
If Yes, describe the nature and extent of those activities:
VI. Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the merger: 811-_________________
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of KILICO Variable Annuity Separate Account – 3, (ii) he is the Chief Operating Officer of Kemper Investors Life Insurance Company, the depositor of the KILICO Variable Annuity Separate Account – 3, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Richard W. Grilli
September 22 , 2010	Richard W. Grilli
Chief Operating Officer

Exhibit Index

Exhibit 1    Resolution of the Board of Directors of Kemper Investors Life Insurance Company